PRESS RELEASE	AUGUST 4, 2022

Largo Clean Energy Signs Non-Binding MOU with Ansaldo Green Tech to Negotiate the Formation of a Joint Venture for the Manufacturing and Commercial Deployment of Vanadium Redox Flow Batteries (VRFBs) in the European, African, and Middle East Power Generation Markets

  Ansaldo Green Tech, a subsidiary of Ansaldo Energia, is active in the field of renewable energy transition and storage developments

  Non-binding Memorandum of Understanding ("MOU") signed to negotiate a Joint Venture ("JV") for the commercial deployment of Vanadium Redox Flow Battery ("VRFB") projects in the European, North African, and Middle East markets (the "Agreed Markets")

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce that the Company's clean energy business, Largo Clean Energy Corp. ("LCE") has signed a non-binding memorandum of understanding ("MOU") with Ansaldo Green Tech S.P.A. ("AGT") to establish a collaboration between the parties for the purpose of the commercial deployment of the Company's VCHARGE Vanadium Redox Flow Battery ("VRFB") composed of the VRFB stack, the vanadium electrolyte, and the Balance of System ("BoS"), in the European, African, and Middle East markets through the formation of a joint venture ("JV") between AGT and LCE in Italy.  The parties have agreed not to engage in discussion with third parties for the purpose of the development or commercialization of flow battery technologies in the Agreed Markets for a period of 150 days to allow for the negotiation of a definitive agreement. The parties believe that, if successful, the potential JV could address identified needs in the European Energy sector. While the MOU sets out the anticipated terms of the JV, there can be no assurance that future negotiations will lead to the execution of a definitive agreement or other relationship between the parties.

AGT is a subsidiary of Ansaldo Energia S.p.A. ("Ansaldo Energia"), which operates in the field of renewable energy with a view toward innovation and with the goal of developing, manufacturing, installing and servicing products for the energy transition from traditional sources of energy to renewable forms of energy. AGT has an extensive knowledge of the European, North African, and Middle East markets in the field of the power generation.  Ansaldo Energia is a leading international player in the power generation industry providing full-service solutions to its customers. Ansaldo Energia is headquartered in Genoa, Italy and has over 3,500 employees globally.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains forward-looking information under applicable securities legislation ("forward-looking information"). Forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward‐looking information contained in this press release includes, but is not limited to, statements with respect to the likelihood and ability of the parties to negotiate and enter into a definitive agreement or other relationship on terms acceptable to both parties and the potential market and other opportunities presented by a JV between the parties.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the ability of the parties to negotiate acceptable terms for any definitive agreement or relationship between the parties, market conditions generally and in the industries in which the parties operate or seek to operate, and those risks described in the annual information form and Form 40-F annual report of Largo and in its public documents filed on www.sedar.com and www.sec.gov, respectively, from time to time. Forward-looking information are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking information. Largo does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As and other reports which also apply.

Trademarks are owned by Largo Inc.